OncoMed Pharmaceuticals, Inc.

800 Chesapeake Drive

Redwood City, California 94063

June 18, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey Gabor

Erin Jaskot

Re:	OncoMed Pharmaceuticals, Inc.

Registration Statement on Form S-3 (Registration No. 333-225225)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of OncoMed Pharmaceuticals, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on June 19, 2018, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

OncoMed Pharmaceuticals, Inc.

By:	/s/ John Lewicki, Ph.D.
John Lewicki, Ph.D.
President and Chief Executive Officer